LIST OF SUBSIDIARIES

The following table lists our subsidiaries and their jurisdiction of incorporation as of September 30, 2020:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity

Agro-Uranga S.A	35.72%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.
Uranga Trading S.A	35.72%	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Brasilagro Companhia Brasileira de Propiedades Agrícolas	33.55%(1)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Agropecuaria Santa Cruz S.A. (formerly known as Doneldon S.A.)	100%
Agropecuaria Santa Cruz S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Futuros y Opciones.Com S.A.	50.10%
A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A. (formerly known as FyO Trading S.A.)	50.48%(2)
Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.)	50.48%(2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.
Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	62.29%(1)(3)	It is a leading Argentine company devoted to the development and management of real estate.
IRSA Propiedades Comerciales S.A.	2.62%	It is one of the largest owners, developers and operators of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties.
Sociedad Anónima Carnes Pampeanas S.A.	100%(3)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

(1)
Excludes effect of treasury stock.
(2)
Includes Futuros y Opciones.Com S.A.’s interest.
(3)
Includes Helmir’s interest.

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	As of September 30, 2020
IRSA’s direct interest:
IRSA CP(1)	Argentina	Real estate	80.65%
E-Commerce Latina S.A.	Argentina	Investment	100.00%
Efanur S.A.	Uruguay	Investment	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%
Llao Llao Resorts S.A.(2)	Argentina	Hotel	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%
U.T. IRSA y Galerías Pacifico(2)	Argentina	Investment	50.00%
IRSA CP’s direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%
Fibesa S.A.(3)	Argentina	Real estate	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%
Torodur S.A.	Uruguay	Investment	100.00%
EHSA	Argentina	Investment	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%
Pareto S.A.	Argentina	design and software development	69.69%
Tyrus S.A.’s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	97.04%
I Madison LLC	USA	Investment	—
IRSA Development LP	USA	Investment	—
IRSA International LLC	USA	Investment	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%
Liveck S.A.	Uruguay	Investment	100.00%
Real Estate Investment Group V LP (REIG V)	Bermuda’s	Investment	—
Real Estate Strategies LLC	USA	Investment	100.00%
Efanur S.A.’s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%